SEC MAIL PROCESSING SECTION RECEIVED OCT 3 0 2006 WASH, D.C. 190

06050420

SECUR ... ISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response.... 12.00

ANNU ... ED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/05 (MM/DD/YY) AND ENDING 08/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EdgeTrade Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Hanover Square, 12th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kyle Zasky (212) 271-6470
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue, 9th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED NOV 13 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kyle Zasky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EdgeTrade Inc., as of August 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

PRESIDENT
Title

Notary Public

NORMAN D. SCHWARTZ
Notary Public, State of New York
No. 31-4915818
Qualified in New York County
Commission Expires Jan. 11, 20

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control
- [ ] (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
EdgeTrade Inc.
New York, New York

We have audited the accompanying statement of financial condition of EdgeTrade Inc. (the "Company") as of August 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of EdgeTrade Inc. as of August 31, 2006, in conformity with accounting principles generally accepted In the United States of America.

McGladrey & Pullen, LLP

New York, New York
October 13, 2006

EdgeTrade Inc.

Statement of Financial Condition
August 31, 2006

ASSETS

Current Assets:	
Cash and cash equivalents	$ 2,563,547
Clearing deposit	100,379
Due from broker	264,011
Accounts receivable - other	168,299
Prepaid expenses	128,097
Tax receivable	396,595
Deferred tax assets	214,250
Total current assets	3,835,178
Non Current Assets:	
Furniture, equipment and leasehold improvements - net of accumulated depreciation of $870,224	376,670
Internal software - net of accumulated amortization of $766,907	667,959
Security deposits	82,196
Deferred tax assets	4,196
Total non current assets	1,131,021
Total assets	$ 4,966,199

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Other accounts payable and accrued expenses	$ 861,180
Accounts payable - soft dollars	235,528
Capital lease obligation	24,632
Commissions payable	10,376
Total liabilities	1,131,716
Stockholders' Equity:	
Series A preferred stock, 6% cumulative; one cent par value; authorized 4,000,000 shares; 3,604,891 issued and outstanding	36,049
Common stock - one cent par value; authorized 36,000,000 shares; 22,198,385 shares issued and outstanding	221,984
Additional paid-in capital	5,688,915
Accumulated deficit	(2,112,465)
Total stockholders' equity	3,834,483
Total liabilities and stockholders' equity	$ 4,966,199

See Notes to Statement of Financial Condition.

Note 1. Organization and Nature of Business

EdgeTrade Inc. (the "Company") is a fully disclosed broker-dealer specializing in the United States equity markets. The Company is registered with the Securities and Exchange Commission (SEC), and is a member of both the National Association of Security Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC). The Company was incorporated on September 14, 1999, pursuant to the provisions of the General Corporation Law of the State of Delaware. The Company's name was changed from "Edgetrade.com, Inc." to "EdgeTrade Inc." on March 22, 2006.

The Company acts as a broker executing transactions for and provides direct market access and algorithmic trading technology to institutional customers. The products and services are delivered through state-of-the-art technology.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Significant Accounting Policies

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All amounts are expressed in U.S. dollars.

Cash and cash equivalents: For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any highly liquid instruments including balances in managed short-term accounts with financial institutions. These balances may exceed federally-insured limits and which subjects the Company to a concentration of credit risk. The Company has not experienced any losses in such accounts.

Accumulated Depreciation and amortization: Furniture and equipment is recorded at cost and is depreciated on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the life of the lease. Organization costs are amortized over five years, and research and development costs are amortized over ten years.

Income taxes: The Company files United States federal, state and local income/franchise tax returns. Differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax basis are recorded as deferred income tax assets or liabilities in accordance with the provisions of Statement of Financial Accounting Standards No. 109. A valuation allowance is recognized if it is more likely than not that some portion of a deferred asset will not be recognized. When evaluating whether a valuation allowance is appropriate, SFAS No. 109 requires a company to consider such factors as previous operating results, future earnings potential, tax planning strategies and future reversals of existing temporary differences. The valuation allowance is increased or decreased in future years based on changes in these criteria. Management of the Company believes that no valuation allowance is deemed necessary at August 31, 2006.

Note 2. Significant Accounting Policies (continued)

Internal software: Capitalized internal software costs incurred after technological feasibility are amortized on a straight-line basis over 10 years. Impairment is recognized and measured in accordance with the provisions of FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Accordingly, impairment is recognized and measured, annually, when:

a. Internal-use computer software is not expected to provide substantive service potential,
b. A significant change occurs in the extent or manner in which the software is used or is expected to be used,
c. A significant change is made or will be made to the software program,
d. Costs of developing or modifying internal-use computer software significantly exceed the amount originally expected to develop or modify the software.

Management believes that no impairment of internal software costs exists as of August 31, 2006.

Note 3. Internal software

Internal software development costs consist of the following:

Salaries and payroll taxes	$ 1,305,106
Agency fees	104,630
Other costs	35,130
	1,444,866
Less: accumulated amortization	766,907
	$ 677,959

Note 4. Furniture, Equipments and Leasehold improvements

Furniture, equipments and leasehold improvements consists of the following:

	Cost	Accumulated Depreciation/ Amortization	Net
Furniture and fixtures	$ 66,829	$ 42,463	$ 24,366
Office equipment	1,029,148	692,844	336,304
Leasehold improvements	150,917	134,917	16,000
	$ 1,246,894	$ 870,224	$ 376,670

Note 5. Soft Dollar Arrangements

The Company maintains soft dollar arrangements with its customers under Section 28(e) of the Securities Exchange Act of 1934 (the "safe harbor rule"). This section provides a safe harbor to investment advisors who use the commission dollars of their advised accounts to obtain research and brokerage services from their brokers. The Company set-asides soft dollar reserves on a trade-date basis and payments are made on behalf of the customers when invoices are received and approved. At August 31, 2006, the Company has soft dollar payables of $235,528 and recognized soft dollar expenses of $1,266,443 for the year then ended.

Note 6. Stockholders' Equity

The Company's equity structure is comprised of Series A participating preferred stock and common stock.

a) Participating preferred stock

In a corporate resolution dated June 7, 2005, 4,000,000 shares of Series A participating preferred stock were authorized and 3,604,891 shares were issued at a par value of $ .01 per share. At the same time, 4,000,000 shares of common stock, par value $ .01 per share were reserved for issuance upon conversion of the same number of Series A participating preferred stock being issued pursuant to the purchase agreement. The holders of the participating preferred stock can exercise the conversion rights, without any time limitations, as noted in the purchase agreement and are entitled to 6% cumulative dividends.

b) Common stock

On December 5, 2000, a corporate resolution enacted a two-for-one split resulting in 40,000,000 shares authorized with a par value of $ .01 per share. 5,134,624 shares of common stock are reserved for issuance under the Company's 1999 Stock Incentive Plan. 22,198,385 shares have been issued through August 31, 2006.

In a corporate resolution dated June 7, 2005, amending the Certificate of Incorporation, 40,000,000 shares of stock were authorized, 4,000,000 of which were allocated to Participating Preferred Stock and 36,000,000 shares were allocated to common stock.

Note 7. 1999 Stock Incentive Plan

Effective August 31, 1999, the Company established a stock option plan (the "Plan"). The Plan provides for the grant to employees of the Company of incentive stock options to purchase shares of the Company's common stock. The Plan also provides for the grant to certain employees, officers, directors and consultants of the Company of nonqualified options to purchase Company's common stock. The Plan is administered by a committee appointed by the Board of Directors which determines the terms of the options granted, including the exercise price, the number of shares subject to option, and the option vesting period.

For years ended through August 31, 2006, all stock options were issued with exercise prices that approximated the fair value of the Company's common stock at the date of grant. Such options vest over a period of 4 years and are exercisable for a period of the lesser of 10 years from the date of grant or December 8th, 2009.

Note 7. 1999 Stock Incentive Plan (continued)

A summary of the Company's stock option activity under the Plan is summarized as follows:

	Options Outstanding	
	Number of Shares	Weighted Average Price Per Share
Balance at September 1, 2005	1,657,126	$ 1.44
Granted	495,000	1.00
Canceled	(155,000)	(1.45)
Exercised	-	-
Balance at August 31, 2006	1,997,126	$ 1.33

The following table summarizes the status of the Company's stock options outstanding and exercisable at August 31, 2006:

		Stock Options Outstanding			
	Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Stock Options Exercisable
	0.90	525,000	1.11	0.90	160,120
	1.00	770,000	3.27	1.00	82,726
	1.36	456,000	3.27	1.36	344,788
	1.50	140,626	3.27	1.50	140,626
	5.50	105,500	3.27	5.50	105,500
Balance at August 31, 2006		1,997,126	2.98	$ 1.33	833,760

No options have been exercised at August 31, 2006.

Note 8. Commitments and Contingencies

a) Operating lease commitments: The Company leases office spaces and equipment under operating leases. The lease for the office facilities is subject to escalation factors based on the operating experience of the lessor. A new office lease was signed and commenced on September 1, 2006 and will expire on April 30, 2014. Future minimum lease payments under noncancelable operating leases with terms in excess of one year as of August 31, 2006, are as of follows:

Years Ending August 31,	
2007	$ 355,245
2008	342,042
2009	374,972
2010	385,283
2011	395,878
Thereafter	1,237,575
Total	$ 3,090,995

b) Capital lease commitments: The Company has leased a computer database system under a capital lease which expires in 2007. The total future minimum lease payment at August 31, 2006, is as follows:

Years Ending August 31,	
2007	$ 17,469
2008	10,297
Total minimum lease payments	27,766
Less: Imputed Interest	3,134
Present value of net lease payments	24,632
Less: Current	17,468
	$ 7,164

c) The Company has a clearing agreement with Southwest Securities Inc. effective as of August 25, 1997. This agreement can be terminated at any time with sufficient prior notice. Southwest Securities clears and maintains cash, margin or other accounts for the Company or the Company's customers.

Note 9. Income Taxes

Deferred tax assets are comprised of the following at August 31, 2006:

Net operating loss	$ 153,473
Depreciation	14,153
Bonus accrual	50,820
Total deferred tax asset	218,446
Less: Valuation allowance	-
Less: Current	214,250
Net non-current deferred tax asset	$ 4,196

The Company has a state net operating loss ("NOL") carryforward of approximately $809,000 as of August 31, 2006. The NOL's expire at various dates through 2025.

The Company has unutilized tax credits of $57,074 as of August 31, 2006, which expire in 2024, and which can be carried forward and adjusted against future taxable income.

Note 10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At August 31, 2006, the Company had net capital of $1,785,661, which was $1,535,661 in excess of its required minimum net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.63 to 1.

Note 11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, institutional and individual investors and other brokers and dealers. The Company executes these transactions and introduces them for clearance to another clearing broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients and counterparties to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the client or counterparty to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client and counterparty with which it conducts business.

Note 11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

The accounts of the Company as well as the trading accounts of customers and the related income and investments transactions are handled through one clearing broker.

Cash of approximately $600,000 is being held in four separate accounts in one bank. The Federal Deposit Insurance Corporation insures only the first $100,000 of funds of member banks. Also, cash and other balances of approximately $1,950,000 are being held in various series of auction rate instruments held in a managed account with a financial institution as a proprietary account of an introducing broker.